Investor News

Fresenius Medical Care
AG & Co. KGaA

Else-Kröner-Straße 1

61352 Bad Homburg / Germany

Contact:

Oliver Maier

T +49 6172 609 2601

F +49 6172 609 2301

Contact North America:

Terry Morris

T + 1 800 948 2538

F + 1 615 345 5605

April 26, 2012	ir@fmc-ag.com

Fresenius Medical Care Reports Preliminary First Quarter
2012 Results – Strong Operating Performance And Outlook For Fiscal Year 2012 Confirmed

1st Quarter 2012 Summary:

Reported figures:

Net revenue	$3,249 million	+9%
Operating income (EBIT)	$503 million	+13%
Net income *	$370 million	+68%
Earnings per share	$1.22	+67%

Earnings excluding investment gain:
Net income *	$244 million	+10%
Earnings per share	$0.80	+10%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its preliminary results for the first quarter of 2012.

* Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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First Quarter 2012

Based on preliminary data, the total revenue for the first quarter 2012 increased by 9% (10% at constant currency) to $3,249 million. Operating income rose by 13% to $503 million. This resulted in an operating margin of 15.5% for the first quarter of 2012 compared to 14.9% for the corresponding quarter in 2011.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2012 was $370 million, an increase of 68%, compared to the corresponding quarter of 2011. This includes a non-taxable investment gain of $127 million related to the acquisition of Liberty Dialysis Holdings, Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition and is subject to the finalization of the Liberty purchase accounting.

Excluding this investment gain, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 10% to $244 million.

For the full year 2012, the company confirms its sales and earnings outlook. The company expects revenue to grow to around $14 billion in 2012. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow to around $1.14 billion. This does not include the investment gain in the amount of approximately $127 million in the first quarter of 2012.

The final figures for the first quarter of 2012 will be provided on May 3, 2012, as originally scheduled.

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,119 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 253,041 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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